Exhibit 16.1

February 22, 2018

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Item 4.01 (a) of Form 8-K of Seven Stars Cloud Group, Inc., formerly known as Wecast Network, Inc. dated February 22, 2018, and we agree with the statements concerning us in section (a) contained therein. We have no basis to agree or disagree with other statements of the Company contained therein.

Very truly yours,

/s/ Grant Thornton